Exhibit 1

Oi S.A. – In Judicial Reorganization CNPJ/MF nº 76.535.764/0001-43 NIRE 33.3.0029520-8 Publicly-Held Company

Notice to the Market

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) hereby informs its shareholders and the market in general that the Board of Directors, in a meeting held on this date, approved guidelines for adjustments to the terms and conditions of the Judicial Reorganization Plan and the Plan Support Agreement (“PSA”) of Oi and its subsidiaries Oi Móvel S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance BV – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, filed before the 7th Coporate Court of the District of the Capital of the State of Rio de Janeiro, before which the Judicial Reorganization is pending.

The approved adjustments contemplate some of the adjustments that were being defended by the Company’s Board of Executive Officers so that the Plan reaches a configuration that allows the evolution of the negotiations to a new level, in search of consensus among the parties involved in the Oi Companies’ Judicial Reorganization proceeding.

Among the approved adjustments are:

1.      Capitalization of new money of up to R$8 billion, of which at least R$3.5 billion must be subscribed by the creditors, up to a maximum limit of R$5.5 billion; and R$2.5 billion to be subscribed by shareholders. In addition, issuance of convertible debentures is also scheduled, for a total of R$3 billion.

2.      Capital increase to be realized once the following precedent conditions are satisfied: approval of the Plan in the Apellate Court in Brazil and in the jurisdictions of the United Kingdom and United States, minimum EBITDA of R$5.750 billion, the Company not being under intervention, among others . Once the precedent conditions have been fulfilled, it will not be necessary for the Board of Directors to approve the capital increase, as previously required. If the conditions are not fulfilled by the end of two (2) years after approval of the Plan by the court, there will be no obligation of capitalization by the creditors.

3.      The payment of fees to creditors participating in the capitalization shall be made at the time of capitalization and not in advance, as required in the prior version filed with the Court.

4.      Such a payment may be made in cash or in shares, in accordance with Oi’s best interests, and not just in cash.

5.      The percentage to be paid to creditors who provide resources to the company is 14% of the amount of new cash capitalization in the first year and 8% cumulative in the second year.

The Company will incorporate into the Plan and PSA the adjustments approved today by the Board of Directors and will file the New Versions of the Plan and the PSA in the Courts, Anatel and the Brazilian Securities and Exchange Commission (CVM), within the period necessary to enable them to be appraised and submitted to the General Meeting of Creditors to be held on December 7, 2017, at 11 am, for the first call.

The Company will keep its shareholders and the market informed with respect to the subject matter of this Notice to the Market.

Rio de Janeiro, November 22, 2017.

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer

Oi S.A. – In Judicial Reorganization